Mail Stop 3010

August 4, 2009

Via U.S. Mail and Facsimile 949.462.7444

Mr. Steven L. Brake
Treasurer
Del Taco Restaurant Properties I
25521 Commercentre Drive
Lake Forest, CA 92630

> **Re:** **Del Taco Restaurant Properties I**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 11, 2009**
> **Form 10-Q for period ended March 31, 2009**
> **Filed May 15, 2009**
> **Form 10-K/A for fiscal year ended December 31, 2008**
> **Filed July 22, 2009**
> **Form 10-Q/A for period ended March 31, 2009**
> **Filed July 22, 2009**
> **File No. 0-16191**

Dear Mr. Brake:

     We have completed our review of the above referenced filings and have no further comments at this time.

     Sincerely,

     Jessica Barberich
     Assistant Chief Accountant